UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd,
Wellington 6033 New Zealand
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ] No [               ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Dated June 29, 2006

99.2	Annual Financial Statements for the Year Ended December 31, 2005 - Amended June 28, 2006

99.3	Interim Financial Statements for the Quarter Ended March 31, 2006 - Restated

99.4	Managements Discussion and Analysis - Amended

99.5	Form 52-109F2 - Certification of Amended Interim Filings - CEO

99.6	Form 52-109F2 - Certification of Amended Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 3, 2006	By:	/s/ Richard Webber
Richard Webber

	Title:	CEO and President